Exhibit A

Ceragon Provides Business Update

Management Expects Fourth Quarter Revenue of $81 to $83 Million

Company Provides Outlook for 2026 of $355-385 Million in Annual Revenue

Rosh Ha'ain, Israel, January 8, 2026 -- Ceragon (NASDAQ: CRNT), a leading solutions provider of end-to-end wireless connectivity, today provided a business update. Management now expects fourth quarter revenue of $81 to $83 million, reflecting the deferral in the final weeks of the quarter from a single large North American customer of certain deliveries from December 2025 into 2026. Management also provided guidance for 2026 revenue of $355 to $385 million.

Cragon’s CEO, Doron Arazi, commented: “During the fourth quarter, a large North American customer deferred scheduled deliveries that we now expect in 2026. We don’t expect order cancellations related to this timing shift, and it increased our backlog exiting 2025. Bookings in the region remained strong during the quarter, and our backlog in North America nearly doubled compared to the end of 2024.”

Arazi continued: “We are entering 2026 with a clear strategy to drive growth and improve the consistency of our business. For 2026, we are guiding to revenue of $355 million to $385 million, supported by expanding opportunities in North America and India, continued traction in private networks, and new product introductions aligned with customer needs, inclusive of the shift of revenues by the large North American customer.”

"In executing on our strategy, we are focused on building a more resilient, diversified and scalable growth profile,” concluded Arazi. “We believe the actions we have taken across product development, sales coverage, and geographic focus position us well for 2026.”

Conference Call

The Company will host a Zoom web conference on Thursday, January 8, at 8:30 a.m. ET to further discuss the update. A question-and-answer session for the investment community will follow the prepared remarks.

Investors are invited to register by clicking here. All relevant information will be sent upon registration.

For investors unable to join the live call, a replay will be available on the Company’s website at www.ceragon.com within 24 hours after the call.

About Ceragon

Ceragon (NASDAQ: CRNT) is a global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more, who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries.

Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast to deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources - driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information, please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability; growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations there from will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: Company’s forward-looking forecasts, with respect to which there is no assurance that such forecasts will materialize; Company’s ability to future plan, business, marketing and product strategies on the forecasted evolution of the market developments, such as market and territory trends, future use cases, business concepts, technologies, future demand, and necessary inventory levels; the effects of foreign political and economic risks as well as global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; risks related to conditions in Israel, including Israel’s conflicts with Hamas and other parties in the region; risks associated with delays in the transition to 5G technologies and in the 5G rollout; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs; disagreements with tax authorities regarding tax positions that we have taken could result in increased tax liabilities; the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely fulfil our customer commitments; and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon’s most recent Annual Report on Form 20-F, as published on March 25, 2025, as well as other documents that may be subsequently filed by Ceragon from time to time with the Securities and Exchange Commission.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Ceragon’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

The results reported in this press-release are preliminary and unaudited results, and investors should be aware of possible discrepancies between these results and the audited results to be reported, due to various factors.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Ceragon Investor & Media Contact:

Rob Fink
FNK IR
Tel. 1+646-809-4048
crnt@fnkir.com